Exhibit (a)(1)(x)

Louis Dreyfus Commodities LLC Announces 68.5% of Shares of Imperial Sugar Company Tendered;

Extends Tender Offer Until 5:00 P.M. on June, 18, 2012 to Permit Delivery of Guaranteed Shares

WILTON, Conn.—June 18, 2012. Louis Dreyfus Commodities LLC today announced an extension of the offer period for the previously announced tender offer for all of the outstanding shares of common stock of Imperial Sugar Company (NASDAQ:IPSU) (“Imperial Sugar”) by Louis Dreyfus Commodities LLC’s subsidiary Louis Dreyfus Commodities Subsidiary Inc., for $6.35 per share in cash, without interest and less any applicable withholding taxes.

The depositary for the tender offer has advised that, as of 11:59 p.m., New York City time, on Friday, June 15, 2012, 8,547,944 shares of Imperial Sugar common stock have been tendered and not withdrawn, representing approximately 68.5% of the outstanding shares on a fully-diluted basis, including 807,346 shares tendered through notices of guaranteed delivery.

The tender offer, which was previously scheduled to expire at 11:59 p.m., New York City time, on Friday, June 15, 2012, is now scheduled to expire at 5:00 p.m., New York City time, on Monday, June 18, 2012 to permit delivery of additional shares tendered through notices of guaranteed delivery.

All other terms and conditions of the tender offer remain unchanged.

If shareholders have any questions or require assistance in tendering please call our Information Agent, MacKenzie Partners, at (800) 322-2885.

About Imperial Sugar

Imperial Sugar is one of the largest processors and marketers of refined sugar in the United States to food manufacturers, retail grocers and foodservice distributors. The Company markets products nationally under the Imperial®, Dixie Crystals®, and Holly® brands. For more information about Imperial Sugar, visit www.imperialsugar.com.

About Louis Dreyfus Commodities LLC

Louis Dreyfus Commodities LLC and its subsidiaries have a highly diversified agricultural business in North America and operate in the cotton, grains, oilseeds, sugar, rice, freight, coffee, and juice markets. With approximately 1,650 employees, Louis Dreyfus Commodities LLC’s operations include 6 agricultural processing plants and over 30 logistics assets including 5 grains/oilseeds export elevators, 10 interior grains/oilseeds elevators and 20 cotton warehouses.

Louis Dreyfus Commodities LLC is a member of the Louis Dreyfus Commodities Group of companies. The Group’s portfolio includes oilseeds, grains, rice, freight, finance, juice, cotton, coffee, sugar, metals, dairy, fertilizers and ethanol businesses. With 160 years in the commodities business, the Louis Dreyfus Commodities Group maintains a dynamic culture with 35,000 employees at peak season, and offices in more than 55 countries. For more information, visit www.ldcommodities.com.

Additional Information

Louis Dreyfus Commodities LLC, through its wholly owned subsidiary, Louis Dreyfus Commodities Subsidiary Inc., launched a tender offer for all of the shares of common stock of Imperial Sugar on May 11, 2012, and has filed a tender offer statement on Schedule TO with the SEC, and Imperial Sugar has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The offer to purchase shares of Imperial Sugar’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO, as amended. Investors and Imperial Sugar’s shareholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement, as they contain important information, including the various terms of, and conditions to, the tender offer. Investors and Imperial Sugar’s shareholders can obtain such materials, at no expense, by directing a request at the Investor Relations page of the Imperial Sugar corporate website at http://www.imperialsugarcompany.com/investor-relations.html. In addition, investors and Imperial Sugar’s shareholders can obtain these documents and other documents filed with the SEC for free from the SEC’s website at www.sec.gov.